UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

NeuLion, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

64128J101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101

1.	Names of Reporting Persons G. Scott Paterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,862,506 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,862,506 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,947,506 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 6,602,290 common shares held directly, (ii) stock appreciation rights to purchase up to 1,000,000 common shares, held directly, (iii) Series A Warrants and Series B Warrants to purchase up to an aggregate of 1,000,000 common shares, held directly and (iv) options to purchase up to 260,216 common shares, held directly.
(2) Consists of (i) 6,602,290 common shares held directly, (ii) stock appreciation rights to purchase up to 1,000,000 common shares, held directly, (iii) Series A Warrants and Series B Warrants to purchase up to an aggregate of 1,000,000 common shares, held directly, (iv) options to purchase up to 260,216 common shares, held directly and (v) 85,000 common shares held of record by Mr. Paterson’s spouse.  Mr. Paterson disclaims beneficial ownership of all securities held by his spouse, and this report shall not be construed as an admission that Mr. Paterson is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Item 1.
(a)	Name of Issuer NeuLion, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1600 Old Country Road, Plainview, New York 11803

Item 2.
(a)	Name of Person Filing G. Scott Paterson
(b)	Address of Principal Business Office or, if none, Residence 1600 Old Country Road, Plainview, New York 11803
(c)	Citizenship Canada
(d)	Title of Class of Securities Common Shares, no par value
(e)	CUSIP Number 64128J101

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned:
8,947,506 (consists of (i) 6,602,290 common shares held directly, (ii) stock appreciation rights to purchase up to 1,000,000 common shares, held directly, (iii) Series A Warrants and Series B Warrants to purchase up to an aggregate of 1,000,000 common shares, held directly, (iv) options to purchase up to 260,216 common shares, held directly and (v) 85,000 common shares held of record by Mr. Paterson’s spouse.  Mr. Paterson disclaims beneficial ownership of all securities held by his spouse, and this report shall not be construed as an admission that Mr. Paterson is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.).

	(b)	Percent of class: 7.5%
	(c)	Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote

8,862,506 (consists of (i) 6,602,290 common shares held directly, (ii) stock appreciation rights to purchase up to 1,000,000 common shares, held directly, (iii) Series A Warrants and Series B Warrants to purchase up to an aggregate of 1,000,000 common shares, held directly and (iv) options to purchase up to 260,216 common shares, held directly).

(ii) Shared power to vote or to direct the vote 0

(iii)
Sole power to dispose or to direct the disposition of

8,862,506 (consists of (i) 6,602,290 common shares held directly, (ii) stock appreciation rights to purchase up to 1,000,000 common shares, held directly, (iii) Series A Warrants and Series B Warrants to purchase up to an aggregate of 1,000,000 common shares, held directly and (iv) options to purchase up to 260,216 common shares, held directly).

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010
(Date)
/s/ G. Scott Paterson
(Signature)
G. Scott Paterson, Vice Chairman
(Name and Title)